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                             March 22, 2023

       Kyle Derham
       Chief Executive Officer
       Rice Acquisition Corp. II
       102 East Main Street, Second Story
       Carnegie, Pennsylvania 15106

                                                        Re: Rice Acquisition
Corp. II
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed March 7, 2023
                                                            File No. 333-268975

       Dear Kyle Derham:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Report of Independent Registered Public Accounting Firm , page F-25

   1. Your auditors indicate in their report that their audits were conducted in accordance with auditing standards
 of the PCAOB. Please make arrangements with your auditors to have them revise their
report to indicate that their audits were conducted in accordance
                                                        with the    standards
 of the PCAOB as required by PCAOB Auditing Standard
                                                        3101.09(c).
 Kyle Derham
FirstName  LastNameKyle
Rice Acquisition Corp. II Derham
Comapany
March      NameRice Acquisition Corp. II
       22, 2023
March2 22, 2023 Page 2
Page
FirstName LastName
       You may contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing